UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 5, 2003

CINAR Corporation (Translation of registrant’s name into English)

1055, René-Lévesque Blvd East, Montréal, Quebec, Canada H2L 4S5 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F |_|	Form 40-F |X|

[Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes |_|	No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CINAR Corporation (Registrant)
Date: August 5, 2003
	By:	(signed) Stuart Snyder Stuart Snyder President & CEO

The following attached document is filed under this Form 6-K: EXHIBIT A: Press Release dated August 4, 2003 - Robert L. Chapman Jr. Misleads the Investment Community

TO	News directors, assignment editors, journalists and columnists: business, finance and communications news

FROM	CINAR

DATE	August 4, 2003

RE	For immediate release

The Charest-Weinberg and Robert Després affair ROBERT L. CHAPMAN JR. MISLEADS THE INVESTMENT COMMUNITY

MONTREAL (Quebec) Canada - August 4, 2003 - In a letter published Friday in Le Devoir, Mr. Robert L. Chapman Jr., an executive officer of Chapman Capital L.L.C., makes a series of allegations designed to discredit the legitimacy and quality of the leadership provided by Mr. Robert Després, Chairman of CINAR Corp. and Trustee authorized by the Quebec Securities Commission to vote the shares of Micheline Charest and Ronald Weinberg for the election of company directors. These allegations are either misleading or presented in a misleading manner.

CINAR cannot tolerate and openly denounces antics of this type, which appear to be inspired by questionable ethics. The truth is far from the fiction presented in Mr. Chapman’s letter:
•	Mr. Després’ remuneration last year as Chairman of the Board of CINAR was $88,371.30 CDN, significantly less than the $2,115,000 CDN ($1.5 million US) figure cited by Mr. Chapman.
•	Mr. Chapman is critical of Mr. Després for “not owning a single share of CINAR as opposed to the hundred of shareholders who invested their hard-earned savings.” There is a good reason for that and as an investor, Mr. Chapman should be aware of it. Mr. Després is a Canadian citizen and subject to the laws of this country. If Mr. Chapman had done his homework, he would know that the Quebec Securities Commission imposed a trading ban on CINAR shares in Canada, which has made it impossible for Mr. Després and other members of the Board to acquire CINAR shares.
•	Mr. Chapman extrapolates potential results for the entire year based on losses recorded in a single quarter (ended May 31). This is a curious way for an expert in investment to evaluate a company’s performance. He should know - as do all those who invest in the entertainment and education industry - that results in this industry are largely seasonal. In addition, he infers, in an equally frivolous fashion, that these losses will continue in future years.

...2

With the measures implemented and the turnaround achieved in a short time, Mr. Després, members of the Board of Directors, senior management and CINAR employees have clearly demonstrated that they have the success of the company at heart and that they are working in the interest of all shareholders. To suggest the contrary, is to demonstrate bad faith.

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families.

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Information:

Nathalie Bourque

Tel.: (514) 843-2309

This release may include information that could constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995 (U.S.). Forward-looking statements are identified by words such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may” and other similar expressions. Actual results or conditions may differ from those anticipated by these and other forward-looking statements. Such forward-looking statements are subject to a number of known or unknown risks and uncertainties.